TeamHealth ANNOUNCES AGREEMENT WITH JANA PARTNERS

KNOXVILLE, Tenn., March 23, 2016 -- Team Health Holdings, Inc. (“TeamHealth” or the “Company”) (NYSE: TMH), a leading physician services organization, today announced that it has entered into an agreement with JANA Partners LLC (“JANA”), which beneficially owns approximately 8.0 percent of the Company’s common stock.

As part of the agreement, Scott Ostfeld, Partner of JANA and Co-Portfolio Manager of JANA Strategic Investments, and Edwin (Mac) Crawford, former Chairman of CVS Caremark Corporation, have been appointed to TeamHealth’s Board of Directors as Class I Directors, effective immediately. With the appointments of Messrs. Ostfeld and Crawford, the TeamHealth Board will be comprised of 12 directors, 10 of whom are independent. TeamHealth and JANA also agreed that Nancy M. Schlichting, Chief Executive Officer of Henry Ford Health System, will be appointed as a Class II Director in January 2017. Additionally, the Company has agreed to reduce the size of the Board of Directors by one director each year over the next three years beginning at the 2016 annual meeting of shareholders.

“We are pleased to have reached this agreement with JANA, as we believe this outcome best serves the interests of TeamHealth and all of its shareholders,” said Mike Snow, President and Chief Executive Officer of TeamHealth. “We are confident that Scott, Mac and Nancy, with their diversified expertise and relevant experience, will add valuable perspective to TeamHealth’s Board as we execute on our strategic plan and enhance shareholder value. Our commitment to providing best-in-class support to our clinical community and exemplary service to our hospital partners remains unchanged as we work to achieve these important objectives.”

“We appreciate TeamHealth’s constructive approach in reaching this agreement,” said Barry Rosenstein, founder and Managing Partner of JANA. “We look forward to working with management and the Board of Directors to pursue our shared goal of enhancing value for all TeamHealth shareholders.”

The full agreement between TeamHealth and JANA will be filed on a Form 8-K with the Securities and Exchange Commission.

As previously announced, the Company’s 2016 annual meeting of shareholders will be held on May 25, 2016.

Citi and Goldman, Sachs & Co. are serving as financial advisors and Simpson Thacher & Bartlett LLP is serving as legal advisor to the Company.

About Scott Ostfeld

Mr. Scott Ostfeld is a Partner of JANA Partners LLC, an investment manager located in New York, and Co-Portfolio Manager of JANA Partners LLC’s active equity ownership strategy.  Prior to joining JANA in 2006, Mr. Ostfeld was with GSC Partners in their distressed debt private equity group focused on acquiring companies through the bankruptcy restructuring process and enhancing value as an active equity owner. Mr. Ostfeld received a J.D. from Columbia Law School and an M.B.A. from Columbia Business School, and a B.A. from Columbia University.  Mr. Ostfeld serves as a member of the Advisory Board of Columbia University’s Richman Center for Business, Law, and Public Policy and as a member of the Board of Directors of The Opportunity Network.

About Edwin M. Crawford

Mr. Edwin Crawford served as Chief Executive Officer, Director and Chairman of Caremark Rx, Inc. from 1998 to 2007 when it generated annual revenues of approximately $37 billion. Following the merger of CVS Corporation with Caremark in March 2007, Mr. Crawford served as Chairman of CVS Caremark Corporation, a Fortune 20 company and leading provider of pharmacy benefits management services, until November 2007.  Mr. Crawford received a B.S. in Business Administration from Auburn University.

About Nancy M. Schlichting

Ms. Nancy Schlichting is the Chief Executive Officer of Henry Ford Health System, where she is responsible for leading a nationally recognized health care organization with annual revenue of over $4 billion and 24,000 employees through a dramatic financial turnaround.  Ms. Schlichting joined Henry Ford Health System in 1998 as Senior Vice President and Chief Administrative Officer and in 2001, she assumed an additional role as President and Chief Executive Officer of Henry Ford Hospital.  Ms. Schlichting has vast experience serving as a director for various boards for both non-profit and for-profit corporations, including serving as a member of the board of directors of Walgreens Boots Alliance, Inc., one of the largest global pharmaceutical wholesale and distribution networks, since 2006.  Ms. Schlichting received her A.B. in Public Policy Studies from Duke University and her M.B.A. from Cornell University.

About TeamHealth

At TeamHealth (NYSE: TMH), our purpose is to perfect our physicians' ability to practice medicine, every day, in everything we do. Through our more than 18,000 affiliated physicians and advanced practice clinicians, TeamHealth offers outsourced emergency medicine, hospital medicine, critical care, anesthesia, orthopaedic hospitalist, acute care surgery, obstetrics and gynecology hospitalist, ambulatory care, post-acute care and medical call center solutions to approximately 3,400 acute and post-acute facilities and physician groups nationwide. Our philosophy is as simple as our goal is singular: we believe better experiences for physicians lead to better outcomes—for patients, hospital partners and physicians alike. Join our team; we value and empower clinicians. Partner with us; we deliver on our promises. Learn more at http://www.teamhealth.com.

Contacts

INVESTOR CONTACT:

David Jones

Executive Vice President & Chief Financial Officer

865-293-5299

MEDIA CONTACT:

Pat Ball

Senior Vice President, Strategic Resources Group

865-293-5353

Andy Brimmer / Joe Berg

Joele Frank Wilkinson Brimmer Katcher

212-355-4449